ANAVEX LIFE SCIENCES CORP
27 Marathonos Ave.
15351 Athens, Greece
30 210 603 4026

March 26, 2010

BY FAX AND EDGAR

United States Securities and Exchange Commission
Mail Stop #4720
Washington DC 20549

Attention:	Jim B. Rosenberg
Senior Assistant Chief Accountant

Dear Sirs/Mesdames:

Re:	Anavex Life Sciences Corp. (the “Company”)
Form 10-K for the Fiscal Year Ended September 30, 2009
File Number: 000-51652

Thank you for your letter of March 12, 2010 regarding the annual report noted above. The Company provide here written responses to your comments. Our responses are numbered in a manner that corresponds with your comments as set out in your letter.

Item 2. Properties, page 29

1.

As at September 30, 2009, the Company was continuing to pay Eurogenet Labs an amount of $70,000 per month (the amount has recently increased) by way of a lease for the premises in which our research and development activities are being performed. This lease expense has been included with research and development expenses in the financial statements for each of the years ended September 30, 2009 and 2008. We previously had a lease agreement with a CASAD, a Swiss company for the rent of premises in Switzerland. This lease ended in July, 2008 and it was not renewed. The agreement with CASAD was for office space in respect of the Company’s administration; the amount of $75,000 reflected in the Statement of Operations for the year ended September 30, 2008 was in respect of this lease. At the time the CASAD lease terminated, the Company’s administration was moved to British Columbia and the Company has not been charged rent for its administration since that time.

Consolidated Financial Statements
Report of the Independent Registered Accounting Firm

2.

The Company’s President, who also holds the title of Chief Financial Officer, is resident in British Columbia. The President is responsible for the administration of the Company. The majority of the Company’s assets, primarily cash, are located in British Columbia.

The accounting records of the Company are maintained in British Columbia and the majority of the audit work was performed in British Columbia. The Company’s auditors performed their audit in British Columbia and there were no other auditors relied upon.

BDO Canada LLP is registered with the PCAOB. We believe that our connection to Canada and our status as a reporting issuer to the British Columbia Securities Commission make the selection of and auditor that is registered with both PCAOB and the Canadian Public Accountability Board (“CPAB”) appropriate. It is practical and cost effective for us to engage an auditor who is registered with both PCAOB and CPAB and who is located in Canada. We have no knowledge of or relationship with an auditor who is registered with both entities and who is located in the U.S.

The majority of our tangible assets and liabilities are located in British Columbia including maintenance of bank accounts, which are with Canadian financial institutions.

Our company is a reporting issuer with the British Columbia Securities Commission due to its connection with British Columbia, Canada. Therefore, we believe it is reasonable to have an auditor located in Canada and in the best interests of our company to have an auditor registered and in good standing with the Canadian Public Accountability Board. BDO Dunwoody is such a firm.

In 2009, our audit was performed entirely in Vancouver, British Columbia by a engagement team based in Vancouver. We do not expect this to change for 2010. The audit partner in Vancouver was and will continue to be responsible for PCAOB auditing standard compliance.

The “filing reviewer” procedures outlined in Section 1000.08n of the PCAOB Interim Quality Control Standards was and will continue to be applied. BDO (in the United States) will provide a filing reviewer.

BDO Canada LLP currently performs the audits of 36 SEC registrants (including dual listed clients). The Vancouver-based engagement team uses BDO’s PCAOB GAAS/US GAAP checklists in the audit. The audit partner responsible for the engagement in Vancouver, together with the manager and certain staff attend BDO sponsored education programs, which cover US GAAP, PCAOB audit standards, independence and SEC rules and regulations.

Foreign Currency Translation

3.

The Company’s functional currency is the US dollar given that all of the Company’s financing is done in the US dollar as well as the majority of its expenses are incurred in US currency. In future filings, the disclosure will be revised to identify the functional currency. The Company does hold small, insignificant balances of Canadian dollars and Euros. As such, the effect of exchange rate changes on cash is immaterial to disclose as a separate part of the reconciliation of the change in cash and cash equivalents.

The Company acknowledges that:

  the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

  staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

  the Company may not assert staff comments as a defence in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We look forward to any further comments you may have with respect to our responses.

Yours truly

ANAVEX LIFE SCIENCES CORP

Per: “Harvey Lalach”

Harvey Lalach,
President and Chief Executive Officer